Exhibit 4.4

CALLARI & SUMMERS
A Law Partnership

600 Anton Boulevard, 11th Floor
Costa Mesa, California 92626
Tel (714) 371-4110
Fax (714) 371-4001

Andrew C. Callari
ac@callarisummers.com

March 22, 2007

VIA FACSIMILE ONLY
Chas Radovich
Cobalis Corp.
2445 McCabe Way, Suite 150
Irvine, California 92624

Re: Invoices from Callari & Summers

Dear Chas:

Our Invoice No. 1553 (previously submitted to Cobalis) for time and expenses spent between December 2006 and February 16, 2007 has a balance of due and owing of $20,276.74.

Our Invoice No. 1582 (previously submitted to Cobalis) for time and expenses spent between February 17, 2007 and March 7, 2007 has a balance of due and owing of $11,422.00. In addition, Invoice No. 1582 provides for a $30,000.00 retainer for future services in the Innofood case (Cobalis v. Innofood, et al., Orange County Superior Court Case No. 06CC10355), thereby bringing the total amount due and owing on Invoice No. 1582 to $41,422.00.

The following is a summary of the $61,698.74 total now due and owing on Invoice Nos. 1553 and 1582:

Invoice No. 1553:	$ 20,276.74 (time and expenses)
Invoice No. 1582:	$ 11,422.00 (time and expenses)
Invoice No. 1582:	$ 30,000.00 (retainer for future time and expenses)
Total Due:	$61,698.74

As reflected in the Conversion Agreement, I have agreed to convert the above amounts to fully-paid and non-assessable free trading shares (S-8 shares) of Cobalis common stock, at the conversion rate of $0.98 (the closing price of the Company’s stock on March 9, 2007).

Very truly yours,

/s/
Andrew C. Callari

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